SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

Mr. Thomas A. Tolworthy

Twinlab Consolidated Holdings, Inc.

632 Broadway, Suite 201

New York, NY 10012

Telephone (212) 651-8500

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

April 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas A. Tolworthy

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

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Thomas A. Tolworthy hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2014, as amended by Amendment No. 1 filed with the SEC on May 13, 2015, as amended by Amendment No. 2 filed with the SEC on August 5, 2015, as amended by Amendment No. 3 filed with the SEC on September 29, 2015, and as further amended by Amendment No. 4 filed with the SEC on October 29, 2015 (the “Statement”) as follows:

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”). The Company's principal executive offices are located at 632 Broadway, Suite 201, New York, New York 10012.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) As a result of the transactions contemplated by the Separation and Release Agreement, dated as of March 23, 2016, by and between the Company and Tolworthy (the “Separation Agreement”), Tolworthy (i) surrendered 9,306,898 shares of Common Stock to the Company on April 6, 2016 and (ii) sold 35,551,724 shares of Common Stock to the Company for an aggregate payment of $500,000. As a result of the transactions set forth in clauses (i) and (ii) above, Tolworthy no longer beneficially owns (as defined by Rule 13d-3 under the Act) any shares of Common Stock.”

Item 5(b) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) As a result of the transactions contemplated by the Separation Agreement and described in Item 5(a) above, Tolworthy no longer has sole or shared power to vote or to direct the vote or sole or shared power to dispose or direct the disposition of any shares of Common Stock.”

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the transactions described in Item 5(a) of this Statement, Tolworthy did not effect any transaction in the Common Stock during the past sixty days.”

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Item 5(e) of the Statement is hereby added as follows:

“(e) On April 6, 2016, Tolworthy ceased to be the beneficial owner of more than five percent of the Common Stock.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following text as the last paragraph thereof:

“On March 23, 2016, Tolworthy entered into the Separation Agreement. See Item 5 of this Statement.”

Item 7. Material To Be Filed As Exhibits.

Exhibit 10.11	Separation and Release Agreement, dated as of March 23, 2016, by and between Twinlab Consolidated Holdings, Inc. and Thomas A. Tolworthy (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on March 29, 2016 by Twinlab Consolidated Holdings, Inc.)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2016

/s/ Thomas A. Tolworthy
Thomas A. Tolworthy

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